June 17, 2014

Katherine Hsu, Esq. Office Chief Division of Corporate Finance Office of Structured Finance United States Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, D.C. 20549

Re:	Wells Fargo Commercial Mortgage Securities, Inc.
Registration Statement on Form S-3 (Commission File No. 333-195164)
Filed on April 9, 2014 and amended by Pre-Effective Amendment No. 1 on
June 17, 2014 (“Amendment No. 1”)

Dear Ms. Hsu:

We are counsel to Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”).  This letter sets forth the responses of the Registrant to the oral comments of Ms. Lulu Cheng, Special Counsel in the Office of Structured Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Registration Statement.

For your convenience, our recollection of the Staff’s comments is repeated in italics below, followed by the response of the Registrant.

1.	We note that Item 1102(d) of Regulation AB requires a statement on the cover page that the offered certificates will represent interests of the issuing entity only.

The Registrant has revised the language on the cover page in Amendment No. 1 to address the Staff’s comment.

2.
The Staff noted that on S-113 the discussion on static pool information was bracketed and would be included for transactions where the issuer determined static pool data was material.  The Staff requested that the Registrant explain when static pool information would be appropriate in a CMBS transaction.

The Registrant believes static pool data is not material to commercial mortgage-backed (“CMBS”) transactions, for the same reasons described in responses by other issuers regarding the inclusion of static pool information in CMBS transactions.  See, for example, the following letters on file with the Commission:  (i) correspondence letter, dated February 17, 2006 from counsel to Morgan Stanley Capital I Inc. (SEC Accession No. 0000914121-06-000362); (ii) correspondence letter, dated February 17, 2006 from counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (SEC Accession No. 0000914121-06-000735); (iii) correspondence letter, dated April 20, 2006 from counsel to CWCapital Commercial Funding Corp. (SEC

David S. Burkholder     Tel  704 348 5309     Fax  704 348 5200      david.burkholder@cwt.com

Katherine Hsu, Esq.
June 17, 2014

Accession No. 0000914121-06-001235); and (iv) correspondence letter, dated February 17, 2006 from counsel to Citigroup Commercial Mortgage Securities Inc. (SEC Accession No. 0000950136-06-003255).  As further support for this conclusion, we also note that during the comment period for Regulation AB, participants in the CMBS industry sent comment letters to the Commission taking the position that static pool data was not material in the context of CMBS offerings. See, for example, the letter of the Commercial Mortgage Securities Association dated July 12, 2004 and the letter of the American Securitization Forum dated July 30, 2004.  However, in the event that circumstances arise in which static pool data would be material to a particular transaction, the Registrant will include such relevant static pool data in the related prospectus supplement.

3.
The Staff noted that the risk factor on page S-68 entitled “The Prospective Performance of the Commercial and Multifamily Mortgage Loans Included in the Trust Fund Should be Evaluated Separately from the Performance of the Mortgage Loans in any of the Depositor’s Other Trusts” relating to the disclosure of static pool information stated that “[b]ecause of the highly heterogeneous nature of the assets in commercial mortgage-backed securities transactions, static pool information for prior securitized pools, even those involving the same asset types (e.g., hotels or office buildings), may be misleading…”.  The Staff noted that the use of the term “misleading” may not be appropriate in that context.

The Registrant has revised the language on page S-68 in Amendment No. 1 to address the Staff’s comment.

The Registrant hopes the Staff will find the above responses responsive to its comments.  Please contact me with any questions you have regarding the foregoing.

Sincerely yours,

/s/ David S. Burkholder

David S. Burkholder

cc:  Jeff Blake, Esq. (w/o enclosures)
       Matthew Orrino (w/o enclosures)
       Joseph C.T. Kelly (w/o enclosures)